UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                    Under The Securities Exchange Act Of 1934
                               (Amendment No. 1)

                        Qiao Xing Universal Telephone Inc.
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                                (Name of Issuer)

                                  Common Stock
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                          (Title Class Of Securities)

                                   G7303A109
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                                 (CUSIP Number)

                            DKR Capital Partners LP
                             1281 East Main Street
                          Stamford, Connecticut 06902
                                 (203) 324-8400

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 October 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

  X Rule 13d-1(b)
    Rule 13d-1(c)
    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a Reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the act (however, see the notes).

CUSIP No. G7303A109                 13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DKR Capital Partners LP.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA
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                5    SOLE VOTING POWER
                     0

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        	6    SHARED VOTING POWER
 NUMBER OF           2,000,000 shares of common stock
  SHARES             2,510,274 Warrants to Purchase 2,510,274 shares of common
BENEFICIALLY         stock; subject to 9.99% limitation
 OWNED BY            66,000,000 Convertible Bonds convertible to 6,801,364
   EACH              shares of common stock; subject to 9.99% limitation
 REPORTING
  PERSON
   WITH
                ----------------------------------------------------------------
                7    SOLE DISPOSITIVE POWER
        	     0
                ----------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER
 NUMBER OF           2,000,000 shares of common stock
  SHARES             2,510,274 Warrants to Purchase 2,510,274 shares of
BENEFICIALLY         common stock; subject to 9.99% limitation
 OWNED BY            66,000,000 Convertible Bonds convertible to 6,801,364
   EACH              shares of common stock; subject to 9.99% limitation
 REPORTING
  PERSON
   WITH
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000 shares of common stock
2,510,274 Warrants to Purchase 2,510,274 shares of common stock; subject to 9.99% limitation
66,000,000 Convertible Bonds convertible to 6,801,364 shares of common stock; subject to 9.99% limitation
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%
*If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of Section 13(d) of the Exchange Act.
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12  TYPE OF REPORTING PERSON*
IA*

*DKR Capital Partners L.P. ("DKR"), a registered investment adviser, is the managing general partner of DKR Oasis Management Company L.P. ("DKROMC"), which is the investment manager of DKR SoundShore Oasis Holding Fund Ltd. ("SoundShore Oasis") and CEDAR DKR Holding Fund Ltd. ("Cedar").


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.

      (A)   NAME OF ISSUER:
            Qiao Xing Universal Telephone Inc.
      (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            Qiao Xing Science Industrial Park
	    Tang Quan
	    Huizhou City, Guangdong
            People's Republic of China 516023

ITEM 2.

      (A)   NAME OF PERSON FILING:
            DKR Capital Partners L.P.
      (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            1281 East Main Street
            Stamford, CT 06902
      (C)   CITIZENSHIP:
            Delaware, USA
      (D)   TITLE OF CLASS OF SECURITIES:
            Common Stock, Warrants, and Convertible Bonds
      (E)   CUSIP NUMBER:
            G7303A109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), THE PERSON FILING IS:

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. |X|INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE
   INVESTMENT ADVISERS ACT OF 1940
f. Employee Benefit Plan, or Endowment Fund,
g. Parent Holding Company or Control Person,
h. A saving association
i. A church plan that is excluded from the definition of an investment company
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP

      (A)   AMOUNT BENEFICIALLY OWNED:

2,000,000 shares of common stock
2,510,274 Warrants to Purchase 2,510,274 shares of common stock; subject to 9.99% limitation
66,000,000 Convertible Bonds convertible to 6,801,364 shares of common stock; subject to 9.99% limitation

      (B)   PERCENT OF CLASS:
9.99%
*If the warrants and were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of Section 13(d) of the Exchange Act.

 (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                0
            (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
 NUMBER OF      2,000,000 shares of common stock
  SHARES        2,510,274 Warrants to Purchase 2,510,274 shares of common
BENEFICIALLY    to 9.99% limitation
 OWNED BY       66,000,000 Convertible Bonds convertible to 6,801,364
   EACH         shares of common stock; subject to 9.99% limitation
 REPORTING
  PERSON
   WITH


            (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                0
            (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
 NUMBER OF      2,000,000 shares of common stock
  SHARES        2,510,274 Warrants to Purchase 2,510,274 shares of common
BENEFICIALLY    to 9.99% limitation
 OWNED BY       66,000,000 Convertible Bonds convertible to 6,801,364
   EACH         shares of common stock; subject to 9.99% limitation
 REPORTING
  PERSON
   WITH


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. DKR is the managing general partner of DKROMC and DKROMC is the investment manager of SoundShore Oasis and Cedar. As such, each of DKR and DKROMC has the right to vote, or to direct the vote of, the security covered hereby.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION

THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13D-1(B):

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date: November 13, 2006

/s/ Barbara Burger, President